EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), dated and effective as of the ____day of _____________ , 2017 (the “Effective Date”), is entered by and between Scythian Biosciences, Corp., a body corporate formed under the Business Corporations Act of Canada (the “Company”), with a registered office located at ______________________and Jonathan Gilbert (the “Executive”) having an address at 36 Sycamore Lane, Roslyn Heights, New York 11577. The Company and the Executive may hereinafter be referred to individually as a “Party” or collectively as the “Parties”.

WITNESSETH:

WHEREAS, the Company desires to procure the services of the Executive as its Chief Executive Officer, and the Executive desires to provide such services to the Company, all upon the terms and conditions hereinafter set forth; and

WHEREAS, the Company recognizes that the Executive, acting through Adroit Services Ltd, has provided substantial valuable services to the Company and/or its affiliates, and has specific expertise relating to the Company’s business; and

WHEREAS, the Parties agree that this Agreement is intended to supersede the Executive Consultant Agreement made between the Executive acting through Adroit Services Ltd and Scythian Biosciences, Inc. dated effective as of December 4, 2014 (“Executive Consultant Agreement”), as amended July 31, 2015;

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and the Executive agree as follows:

1.	Employment

The Company agrees to employ the Executive as the Chief Executive Officer of the Company, and the Executive accepts the employment, on the terms and conditions hereafter set forth. The employment shall be on a full-time basis with the Executive performing his duties hereunder primarily at the Company’s New York, NY office or elsewhere at Executive’s discretion. The Executive will devote such time as shall be required to satisfy the duties of the position, including at the Company’s expense, periodic visits to research centers conducting the Company’s medical research and such other locations as may be necessary. It is expressly understood and acknowledged that Executive may have other employment outside of this position, provided always that the Executive shall refrain from any other employment or involvements which may be harmful to or competitive with the Company, or would in any way constitute (or could reasonably be perceived to constitute) a conflict of interest with the Executive’s obligations under this Agreement.

Subject to the foregoing, during the Employment Term and any Renewal Terms, as those terms are hereinafter defined, when working for Company, the Executive shall devote his best efforts, knowledge and skill to the Company’s business and affairs. The Executive will have the rights, duties and obligations customarily associated with the position of Chief Executive Officer of a comparably sized company, with particular focus on assisting the Board of Directors in Managing the activities of the Company The Executive will report directly to the Board of Directors of the Company.

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2.	Term of Employment: Renewals

(a)	Term

(i)	The employment hereunder shall commence on the date of execution of this agreement (the “Commencement Date”), and shall continue until the end of Three (3) years from the Commencement Date, unless sooner terminated pursuant to the terms of this Agreement (the “Initial Term”). The “Employment Term” is defined as the Initial Term plus any “Renewal Terms” as such term is defined in the next section.

(ii)	Automatic Renewals. After the Initial Term, this Agreement shall automatically renew for subsequent terms of One (1) year (each subsequent One (1) year period termed a “Renewal Term”) unless either the Company or the Executive provides to the other not less than Thirty (30) days prior to the expiration of the then existing Employment Term written notice of non-renewal. The terms and conditions of this Agreement shall continue to apply to each such Renewal Term as part of the Employment Term, except as expressly agreed otherwise by the Parties in writing at the time of such renewal.

3.	Compensation

The remuneration of the Executive will be at the fixed rate of salary per annum (“Base Salary”) as set out in Schedule 1 to this Agreement, payable in accordance with the Company’s normal payroll policies in effect from time to time. The Executive will be entitled to those additional benefits set out in Schedule 1 to this Agreement.

The Executive will also be entitled to participate in the stock option and/or equity stock ownership programs for ownership in the Company as provided for in Schedule 2 to this Agreement in such amounts as to be reasonably agreed upon between Executive and the Company once the amount of stock options and/or equity that are available for distribution to Executive is determined.

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4.	Termination

In the event of non-renewal, this Agreement shall automatically terminate at the end of the Employment Term, unless sooner terminated in accordance with this Section 4.

(a)	Definitions. For purposes of this Agreement:

(i)	“Cause” means: (i) the occurrence of an intentional material breach of any material covenant contained in this Agreement by an act of gross misconduct by the Executive and the failure to cure such alleged breach after Thirty (30) days prior written notice to the Executive specifying both the basis of such breach and expressly stating what remedial action is required to cure such breach (provided that the Company reserves the right to suspend the Executive with pay at any time during and pending the expiry of such cure period); or (ii) the Executive’s theft or embezzlement from the Company during the Term of this Agreement, or (iii) the Executive’s conviction of a felony or indictable offence under the laws of Canada or the United States; or (iv) a final order by the Canadian provincial securities commission pertaining to the Executive that could reasonably be expected to impair or impede the Executive from performing the functions and duties contemplated by this Agreement.

(ii)	“Change of Control” means the occurrence of one of the following events after the Commencement Date: [(1) the acquisition by any “Person” (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”) or Part XX of the Securities Act (Ontario), directly or indirectly, of a sufficient amount of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of the Company that such acquisition results in such Person owing in excess of 35% of such combined voting power or (2) any merger, consolidation, reorganization, recapitalization, tender or exchange offer or any other transaction with or effecting the Company as a result of which a Person owning more than 35% of the combined voting power of the then outstanding securities entitled to vote generally in the election of the directors of the Company, or (3) the sale, lease, exchange, transfer or other disposition to any Person of all or substantially all of the assets of the Company and its consolidated subsidiaries.

(iii)	“Good Reason Event” means any of the following without the Executive’s written consent of the following events:

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(A)	a material reduction (of greater than 10% in the aggregate) in his Base Salary, Annual Bonus and/or benefits;

(B)	a material diminution of his duties, responsibilities or reporting responsibility as Chief Operating Officer of the Company,;

(C)	a breach by the Company or any successor of any material provision of this Agreement; or,

(D)	a requirement that Executive spend more than 10% of his business hours at a location other than Executive’s principal location in effect prior to the Change of Control.

(iv)	“Termination Date” means the date designated by the Company as the effective day on which the Executive’s employment ceases for any reason whatsoever (regardless of any period of notice or compensation in lieu or severance to which the Executive may claim to be or be entitled under statute, contract or otherwise at law).

(b)	Termination by Company

(i)	Termination For Cause. The employment of Executive may be terminated by the Company at any time for Cause. To be effective the determination of Cause for termination of Executive’s employment hereunder must be made by a majority of the Board of Directors after notice to Executive and an opportunity for Executive to be heard by the Board of Directors. Upon termination for Cause, Section 4(f) shall apply. In the event that the Company terminates Executive for Cause and a final and binding decision is rendered in any legal proceeding finding the termination was not properly for Cause, the Executive shall be entitled to all sums set forth in Section 4(b)(ii) as if the Executive had been terminated without cause, plus any legal fees and related costs and expenses expended in connection with such legal proceedings.

(ii)	Non-renewal: Termination Without Cause: Resignation for Good Reason. The Company reserves the right to terminate the Executive’s employment without Cause at any time prior to the expiry of the Employment Term, or to decline to renew the Employment Term. Additionally, a resignation for Good Reason in accordance with Section 4(c)(i) below shall be deemed to constitute a termination without Cause by the Company within the meaning of this Section 4(b)(ii).

In the event that: (a) the Company declines to renew the Employment Term; or (b) the Executive is terminated by the Company without Cause, or (c) the Executive resigns for Good Reason in accordance with Section 4(c)(i) below, in addition to those entitlements and obligations set out in Section 4{f), the Executive shall be entitled to the following:

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(A)	The Executive shall be entitled a severance payment equal to Eighteen (18) months’ Compensation (as defined below), plus One (1) additional month’s Compensation for every full year of employment completed after the second anniversary of the date that the Executive Consultant Agreement was executed with Scythian Biosciences, Inc., subject to an aggregate cap of Twenty-four (24) months’ Compensation, which severance shall be deemed to be inclusive of, and is not in addition to, any applicable statutorily prescribed notice or severance to which the Executive is then entitled.

(B)	For these purposes, “Compensation” for each month shall mean the sum of:

(1)	1/12‘h of the Executive’s Base Salary in effect as of the Termination Date;

(2)	1/12‘h of the Executive’s target Annual Bonus then in effect as of the Termination Date; and,

(3)	the total of all monthly allowances then in effect as of the Termination Date,

each as determined in accordance with Schedule 1.

The foregoing shall be provided to the Executive by the Company within Thirty (30) days of the Termination Date, provided that, in consideration of and as a condition precedent to receiving any entitlement under this Section 4(b)(ii) that exceeds any minimum applicable statutorily prescribed termination-related entitlements, within Two (2) weeks after the Termination Date the Executive signs and delivers to the Company, and does not revoke, a release of claims in favour of the Company and its subsidiaries or affiliates that is based on the standard form release of claims then in use by the Company, substantially in the form attached as Schedule 3

(c)	Termination by Executive

(i)	Executive’s Resignation for Good Reason. If the Executive wishes to resign for Good Reason, then:

(A)	Within Fourteen (14) days following the occurrence of a Good Reason Event, the Executive must provide written notice to the Company specifying both the basis of such breach and expressly stating what remedial action is required to cure such breach.

(B)	If, within Thirty (30) days after the Company’s receipt of such written notice, the Company cures such alleged breach, then such occurrence will cease to constitute a Good Reason Event.

(C)	If, within Thirty (30) days after the Company’s receipt of such written notice, the Company fails to cure such alleged breach, then the Executive’s resignation for Good Reason will take effect on the first business day following the expiry of such cure period, on which date the Executive’s employment shall be deemed to have been terminated without Cause within the meaning of Section 4(b)(ii).

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(ii)	Executive’s Resignation without Good Reason. If the Executive wishes to resign without Good Reason, then the Executive must provide no less than Four (4) weeks’ written notice to the Company. The Company reserves the right to waive any resignation notice in excess of Four (4) weeks. Upon resignation without Good Reason, Section 4(f) shall apply.

(d)	Termination upon Death or Disability. This Agreement shall automatically terminate in the event of the Executive’s death or Permanent Disability (as defined below). In such event, in addition to those entitlements and obligations set out in Section 4(f), the Company shall continue to pay the Executive or his estate or designated beneficiary (as applicable) the Executive’s Base Salary for a period ending Twelve (12) months from the Termination Date, and shall continue to provide either (as applicable and as in effect) the health insurance allowance or any then-existing health insurance at the Company’s expense for the Executive and his family (provided an appropriate COBRA election is made) for the same 12-month period, provided that, in consideration of and as a condition precedent to receiving any entitlement under this Section 4(d) that exceeds any minimum applicable statutorily prescribed termination-related entitlements, the Executive or his representative (or, in the event of his death, his estate executor or other duly appointed legal representative) signs and delivers to the Company, and does not revoke, a release of claims in favour of the Company and its subsidiaries and affiliates that is based on the standard form release of claims then in use by the Company, substantially in the form attached as Schedule 3.

For these purposes, “Permanent Disability” is defined as physical or mental incapacity resulting in the absence from or inability to properly perform his duties hereunder (as determined by the Company) for One Hundred Eighty (180) consecutive days. Returns to work for periods of less than One (1) week shall not toll the passing of the time required to establish Permanent Disability hereunder.

(e)	Effect of Termination on Lock-Up Agreement. Upon any termination of employment pursuant to Sections 4(b), 4(c)(i) or 4(d), in the event that Executive has agreed to a lock-up restriction on the sale of his stock and options, such restriction shall be immediately released as of the Termination Date, provided always that any restrictions on the sale of the Executive’s stock and options imposed by any Exchange or by application of other law shall remain in effect.

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(f)	Termination - General. Upon any termination for any reason whatsoever of the Executive’s employment:

(i)	If applicable, Executive will be entitled to exercise his COBRA rights to continue benefits covered by COBRA.

(ii)	Any accumulated unused vacation pay, and Base Salary and Annual Bonus monies that accrued prior to the Termination Date but was not paid will be paid within 30 days of the trigger date.

(iii)	With respect to the Annual Bonus:

(A)	The Executive forfeits any entitlement to receive any Annual Bonus for any Bonus Period (as defined in Schedule 1 to this Agreement) commencing after the Termination Date, and the Executive will not be entitled to any compensation for any such accrued amounts (except as provided in Section 4(b)(ii)).

(B)	If the Executive is terminated for Cause, the Executive further forfeits any entitlement to receive any future but unaccrued Annual Bonus and the Executive will not be entitled to any compensation for any such forfeited amounts (but for greater clarity, any Annual Bonus accrued before the Termination Date remains payable).

(C)	Subject to Sections 4(a)(iii)(A) and 4(a)(iii)(B) above, any accrued but unpaid Annual Bonus will be calculated and, if owing, paid at the usual time in accordance with the Schedule 1 to this Agreement, provided that the amount payable will be pro rated based on the portion of such Bonus Period during which Executive is employed up to and including the Termination Date.

(iv)	Entitlement to use of any Company-supplied equipment, vehicle or device and to any form of allowance, as applicable, will end on the Termination Date.

(v)	The Executive will comply with his return of property obligations under Section 5(c) below and will also immediately deliver or cause to be delivered to the Company a complete and up-to-date list of all work-related passwords required for purposes of performing his work responsibilities, including those he set up himself and those provided to him by the Company.

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(vi)	The Executive will immediately take all necessary steps to ensure that all electronically-stored Confidential Information or Inventions (each as defined in Section 5 below) have been transferred to the Company from (and fully deleted from) his personal/household cell phone, computer/lap-top or similar devices and systems, and that any Company-licensed software has been “wiped” from such personal/household devices and systems.

(vii)	Subject to compliance with the Company’s usual expense reimbursement policies, and presentation of proper receipts and expense reports, the Executive will receive reimbursement of any authorized expenses properly incurred as of the Termination Date (and for greater clarity, he will not be entitled to be reimbursed for any expenses incurred after the Termination Date, unless preapproved by a member of the Audit Committee).

(viii)	Where applicable and subject to any different entitlements under any applicable shareholders’ agreement, upon request from the Company the Executive will forthwith resign in writing as an officer or director of the Company or any of its subsidiaries or affiliates, effective upon the Termination Date. Such resignation will be without prejudice to any rights of the Executive under this Agreement.

(ix)	Where applicable, any entitlements regarding profit sharing and retirement savings plans will be governed by the terms of the relevant plan(s);

(x)	Where applicable, and subject always to Schedule 2 to this Agreement, any entitlements regarding: (i) any stock options or other equity granted to the Executive pursuant to the Company’s Stock Option Plan will be governed by the terms of the relevant award agreement(s); and (ii) any shares of the Company owned or controlled by the Executive as of the Termination Date will be governed by the relevant subscription agreement(s).

(xi)	Where applicable, any entitlement to other equity based or other discretionary compensation plan, such as a stock bonus or deferred share plan, will be governed by the terms of the relevant plan(s) and award agreement(s).

(xii)	Except as otherwise expressly set out above in this Section 4, or as otherwise strictly prescribed by applicable statutes, the Executive shall not be entitled to any further notice or severance or compensation/damages in lieu of notice or any other compensation or benefits or entitlements of any nature whatsoever.

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5.	Confidentiality and Ownership of Company Property

(a)	Confidential Information

(i)	“Confidential Information” means information that the Company has or will develop, acquire, create, compile, discover or own, that has value in or to the Company’s business which is not generally known and which the Company wishes to maintain as confidential, or which belongs to a third party and is subject to a duty on the Company’s part to maintain its confidentiality. Confidential Information includes not only information disclosed by the Company to the Executive, but also information learned or developed by the Executive during the course of his employment by the Company in connection with performing his job functions, as well as also all information of which the unauthorized disclosure could be detrimental to the interests of the Company, whether or not such information is identified as Confidential Information. Confidential information includes but is not limited to anything related to the procurement of the necessary approvals to operate the Company and portions thereof, strategies and plans, contracts, financial information, professional fee information, salary information, lists, payor and vendor lists, cost and profit information, record keeping practices, policies and procedures, operational matters and practices, information, development and research work, marketing programs, plans, proposals, applications, accompaniments to applications, narrative descriptions, manuals and materials, nutrient formulas, soil formulas, chemical formulas, cultivation processes, know-how, other trade secrets, trademarks, copyrights, patents, marijuana plant genetics and strains, business and financial records, clinical and non-clinical trial results, data received from institutions, customer lists and contractor list and other information owned and/or created by or for the Company that would constitute a trade secret and/or confidential information under New York Law or the Federal Trade Secrets Act, 18 U.S.C. § 1836 et seq. Notwithstanding the foregoing, the term “Confidential Information” does not include, and Executive shall not be restricted during or after his employment with the Company from using any information, even if otherwise designated as “Confidential Information”: (i) which Executive learned of other than in the course of his employment with the Company; (ii) which is obtainable from sources outside of the Company, without breaching any contractual or other obligations; or (iii) which otherwise exists in the public domain.

(ii)	The Executive agrees that during his employment with the Company, he will not improperly use, disclose, or induce the Company to use any proprietary information or trade secrets of any former employer or other person or entity with which the Executive has an obligation to keep in confidence, and further agrees that the

Executive will not bring onto the Company’s premises or transfer onto the Company’s technology systems any unpublished document, proprietary information, or trade secrets belonging to any such third Party unless disclosure to, and use by, the Company has been consented to in writing by such third Party.

(iii)	The Executive shall not, either during his employment by the Company or at any time after termination for any reason whatsoever of such employment, impart or disclose any Confidential Information to any person, firm or entity other than the Company, or use any of such Confidential Information, directly or indirectly, for his own benefit or for the benefit of any person, firm or entity other than the Company. The Executive hereby acknowledges that the items included within the definition of Confidential Information are valuable assets of the Company and that the Company has a legitimate business interest in protecting such Confidential Information.

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(b)	Ownership of Inventions

(i)	The Executive agrees that all right, title, and interest in and to any and all copyrightable material, notes, records, drawings, designs, inventions, improvements, developments, discoveries and trade secrets conceived, discovered, authored, invented, developed or reduced to practice by the Executive, solely or in collaboration with others, during the course of and the term of his employment with the Company (including during his off-duty hours), or with the use of Company’s equipment, supplies, facilities, or Confidential Information, and any copyrights, patents, trade secrets, mask work rights or other intellectual property rights relating to the foregoing (collectively, “Inventions”), are the sole property of the Company. The Executive also agrees to promptly make full written disclosure to the Company of any Inventions, and to deliver and assign and hereby irrevocably assigns fully to the Company all of his right, title and interest in and to Inventions. The Executive further acknowledge that all original works of authorship that are made by the Executive (solely or jointly with others) within the scope of and during the period of my employment with the Company and that are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act and are “works made in the course of employment”, as that term is defined in the Copyright Act of Canada. The Executive understands and agrees that the decision whether or not to commercialize or market any Invention is within the Company’s sole discretion and for the Company’s sole benefit, and that no royalty or other consideration will be due to the Executive as a result of the Company’s efforts to commercialize or market any such Invention. The Executive will not incorporate any invention, improvement, development, concept, discovery, work of authorship or other proprietary information owned by any third Party into any Invention without the Company’s prior written permission.

(ii)	Any assignment to the Company of Inventions includes all rights of attribution, paternity, integrity, modification, disclosure and withdrawal, and any other rights throughout the world that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (collectively, “Moral Rights”). To the extent that Moral Rights cannot be assigned under applicable law, the Executive hereby irrevocably waives and agrees not to enforce any and all Moral Rights, including, without limitation, any limitation on subsequent modification, to the extent permitted under applicable law.

(iii)	The Executive agrees to keep and maintain adequate, current, accurate, and authentic written records of all Inventions made by the Executive (solely or jointly with others) during the term of my employment with the Company and such records are and will be available to and remain the sole property of the Company at all times. The Executive further agrees to assist the Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in the Inventions in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, and all other instruments that the Company shall deem proper or necessary in order to apply for, register, obtain, maintain, defend, and enforce such rights, and in order to deliver, assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title, and interest in and to all Inventions, and testifying in a suit or other proceeding relating to such Inventions.

(iv)	The Executive understands that the provisions of this Agreement requiring assignment of Inventions to the Company do not apply to any Invention that the Executive has developed entirely on his own time without using the Company’s equipment, supplies, facilities, trade secret information or Confidential Information (an “Other Invention”) except for those Other Inventions that either (i) relate to the Company’s business, including actual or anticipated research or development of the Company or (ii) result from or relate to any work that he performed for the Company or to any Confidential Information or Inventions. The Executive agrees that he will not incorporate, or permit to be incorporated, any Other Invention owned by him or in which he has an interest into a Company product, process or service without the Company’s prior written consent. Notwithstanding the foregoing sentence, if he incorporates into a Company product, process or service an Other Invention owned by him or in which he has an interest, the Executive hereby grants to the Company a nonexclusive, royalty free, fully paid-up, irrevocable, perpetual, transferable, sublicensable, worldwide license to reproduce, make derivative works of, distribute, perform, display, import, make, have made, modify, use, sell, offer to sell, and exploit in any other way such Other Invention as part of or in connection with such product, process or service, and to practice any method related thereto.

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(c)	Company Property: Return of Company Property All materials relating to the business and affairs of the Company and any of its subsidiaries or affiliates including, without limitation, all manuals, documents, reports, equipment, working materials and lists of customers prepared by the Company or by the Executive in the course of employment are for the benefit of the Company and are and will remain the property of the Company. The Executive will surrender and deliver to the Company all such materials, data, information and property, and anything containing or constituting Confidential Information or Inventions, upon the termination for any reason whatsoever of the Executive’s employment, or at an earlier time on the request of the Company.

6.	Policies

The Executive will comply with all the Company’s policies as may be established and amended from time to time. The Executive acknowledges having received and reviewed a copy of the company handbook which describes the Company’s policies currently in effect.

7.	General

(a)	Independent Legal Advice. The Executive acknowledges that he has read and understood the terms and conditions of this Agreement and acknowledges and agrees that he has had the opportunity to seek, and was neither prevented nor discouraged by the Company from seeking, any independent legal advice which he considered necessary prior to the execution and delivery of this Agreement and that, in the event that he did not avail himself of that opportunity prior to signing this Agreement, he did so voluntarily without any undue pressure, and agrees that his failure to obtain independent legal advice will not be used by him as a defence to the enforcement of his obligations under this Agreement.

(b)	Notices. All notices and other communications to be made hereunder shall be in writing and shall be deemed to have been given when the same are: (a) (i) personally delivered; (ii) mailed, registered or certified mail, first class postage prepaid rectum receipt requested; or (iii) delivered by a reputable private overnight courier service utilizing a written receipt or other written proof of delivery, to the applicable Party at the address set forth above; and (b) sent by email or other functionally equivalent electronic means, delivery receipt requested. In the case of Executive, notices shall be addressed to Executive at the home address (in the case of mailed or couriered notices) and the personal email address (in the case of electronic delivery) that he most recently communicated to the Company in writing. Any Party refusing delivery of a notice shall be charged with knowledge of its contents.

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(c)	Successors and Assigns. The Executive acknowledges that the Executive’s services are unique and personal. The Executive may not assign the Executive’s rights or delegate the Executive’s duties or obligations under this Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its respective successors and assigns by merger, consolidation, transfer of business and properties or otherwise, and shall be binding on and inure to the benefit of the Executive and his heirs and legal representatives.

(d)	Survival: Enforceability. Notwithstanding the termination for any reason whatsoever of this Agreement or of the Executive’s employment hereunder, the provisions of Sections 4(b)(ii), 4(f), Section 5 and this Section 7 shall survive and remain enforceable. The Executive agrees and acknowledges that the existence of any claim or cause of action the Executive may have or assert against the Company or its subsidiaries or affiliates, whether based on this Agreement or otherwise, will not constitute a defense to the enforcement of his obligations under Section 4(f) and Section 5.

(e)	Severability. In the event any one or more of the provisions of this Agreement shall be held to be, in whole or in part, invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the remainder of such provision or other provisions hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision (or part provision) never had been contained herein.

(f)	Injunctive Relief. The Executive recognizes and agrees that any material violation of the provisions of Section 5 of this Agreement would cause such damage or injury to the Company as would be irreparable the exact amount of damage would be impossible to ascertain; therefore, the Executive agrees that notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled to seek injunctive relief from a court of competent jurisdiction in the jurisdiction and venue in which Executive resides to seek an injunction against such violations or threatened violations. Such right to seek an injunction shall be cumulative and in addition to, and not in limitation of, any other rights and remedies by the Company may have in equity or at law.

(g)	Governing Law, Forum Selection. This Agreement shall be construed in accordance with the laws of the State of New York, United States, exclusive of any choice of law principles. In the event any dispute arises between the Parties relative to this Agreement, then the dispute shall be litigated in any federal or state court of competent jurisdiction in the City of New York, State of New York, United States and both Parties agree to personal jurisdiction in such courts.

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(h)	Currency. All currency amounts referenced in this Agreement are in Canadian dollars (gross) unless otherwise expressly stated and all payments made to the Executive under this Agreement or in respect of Executive’s employment shall be made subject to all applicable statutory deductions and withholdings.

(i)	Entire Agreement: Amendments. This Agreement (inclusive of the attached Schedules hereby incorporated by reference), contains the entire understanding and agreement of the Parties hereto with respect to the matters contained herein, and may not be amended or supplemented at any time unless by writing, executed by each of the said Parties. Any agreement or understanding, written or otherwise, prior to the effective date of this Agreement between the Executive and the Company relating to the employment of the Executive is hereby terminated and discharged. Notwithstanding anything to the contrary in this Agreement, the parties recognize that the obligations under Sections 5.1, 5.4, 5.5 and 5.6 of the Executive Consultant Agreement which by their nature are intended to survive the termination of such agreement shall remain in full force and effect and enforceable in accordance with their terms. Moreover, all compensation vested in Executive and/or already paid to Executive under the Executive Consulting Agreement shall remain due and owing, including securities earned, unless expressly waived in writing

U)	Indemnification and Insurance. The Company shall save, defend, indemnify and hold harmless the Executive against all losses (including all settlements or judgments), claims, expenses, or other liabilities of any nature arising from or relating to: (a) Executive’s employment with the Company or any subsidiary or affiliate of the Company; (b) the conduct of Executive’s job duties for the Company or any subsidiary or affiliate; (c) claims asserted against Executive by virtue of his legal capacity as an officer, director, consultant, or agent of the Company or any of its subsidiaries or affiliates; (d) the patents assigned by Executive to the Company, or its subsidiaries or affiliates; (e) any claim of product liability relating to the drug therapies being developed by the Company; (f) any guarantee or alleged joint liability of or for any obligation of the Company or any of its subsidiaries or affiliates which may be asserted against Executive. Notwithstanding the foregoing, this indemnity obligation shall not apply in respect of any claims that arise from or relate to conduct by the Executive in respect of which the Executive:

(1)	did not act honestly and in good faith with a view to the best interests of the Company; or,

(2)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty where the Executive did not have reasonable grounds for believing that his conduct was lawful.

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Without limiting the foregoing, the Executive shall be entitled to payment of all reasonable costs and expenses including attorneys’ fees incurred in the defense of any action or proceeding arising out of his employment and any settlement or judgment. The Executive shall be entitled to counsel selected by the Company subject to the Executive’s consent, not to be unreasonably withheld. The Company shall pay any counsel so retained for Executive for all such fees and costs incurred on the terms negotiated with such counsel. The Company shall pay any settlement or judgment involving or entered against Executive within the time provided by any settlement agreement or by the Court in which any judgment is entered. The Company also agrees to obtain, on commercially reasonable terms, such D&O insurance, general liability insurance and other insurance as a prudent comparably sized company would obtain to protect against liability for any potential claim against Executive.

(k)	Acknowledgement: Waiver. The Executive acknowledges that the grant of stock options provided for in Schedule 2 to this Agreement constitutes actual, valuable fresh consideration in exchange for signing this Agreement and the Executive hereby waives irrevocably any right he may have to assert that this Agreement should be invalid, void or voidable, in whole or in part, for lack of consideration.

(I)	Counterparts. This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which when so executed and delivered will be an original, and those counterparts will together constitute one and the same instrument.

(m)	Execution. Execution and delivery of a facsimile or other functionally equivalent means of electronic execution and transmission of this Agreement will constitute, for purposes of this Agreement, delivery of an executed original and will be binding upon the Party whose signature appears on the transmitted copy. Any Party so executing this Agreement undertakes to originally-execute and deliver to the other Parties a copy of this Agreement as soon as possible after such electronic execution and transmission.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement or caused their duly authorized officers to execute this Agreement on date set forth above.

SCYTHIAN BIOSCIENCES, CORP.

Michael Petter, Director

Jonathan Gilbert

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SCHEDULE 1

REMUNERATION AND FRINGE BENEFITS

1.	Base Salary. As compensation for the services to be rendered by the Executive hereunder, the Company shall pay the Executive an annual base salary (the “Base Salary) as follows:

(a)	During the first year of the Initial Term, Executive shall receive a Base Salary equal to Two Hundred and Fifty Thousand Dollars (CDN$250,000) per annum.

(b)	During each subsequent year of the Initial Term, the Base Salary shall increase by an additional Twenty Thousand Dollars (CON $25,000).

(c)	The salary for any Renewal Term(s) shall be agreed upon by the Parties but shall not be less than the Base Salary for the immediately previous year of the Employment Term plus an additional (CON $10,000).

(d)	The Company shall make such payments to the Executive by wire to the bank account information provided by Executive to the Company.

(e)	In the event that the exchange rate between the Canadian dollar and the United State dollar shall change such that the Canadian dollar shall become worth less than 0.757 U.S. dollars, the then in effect Base Salary shall be increased such that it shall be a minimum of 0.757 U.S dollars for each CON of the Base Salary level. By way of example, if the exchange rate shall become 0.70 U.S. dollars per Canadian dollar, the Base Salary for year one would be increased to (CDN$180,000 x 757/700 = CDN$194,657). This conversion increase shall only apply during any bi weekly pay period in which this decrease in the value of the Canadian dollar has occurred and conversion shall be made based upon the lowest US dollar conversion amount applicable during that pay period.

2.	Vacation Time and Vacation Pay

The Executive will be entitled to Four (4) weeks’ vacation per year to be taken at a time or times acceptable to the Company, and shall increase at the rate of One (1) week per year annually, to a maximum of Six (6) weeks per year. Accumulated but unused vacation time may be carried over from year to year. In the event that any such unused vacation time exists at the time of the Executive’s Termination Date, the Executive shall be compensated for such unused vacation time within 30 days of termination.

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3.	Bonus

The Executive shall be paid an annual bonus (the “Annual Bonus”) equal to the greater of (a) 0.5% of the Company’s gross revenue for each calendar year or portion thereof during which Executive is employed up to and including the Termination Date, or (b) 15% of the Executive’s annual salary for the concluding year. Such bonus shall accrue on an ongoing basis but shall be payable within Thirty (30) days following the conclusion of each twelve month anniversary of the commencement of this Agreement (each such concluded twelve month period, a “Bonus Period”), subject always to Section 4(f) of the Agreement.

The Executive shall additionally be eligible for a discretionary bonus to be determined by the Company’s Compensation Committee which may consist of both cash and stock or other securities of the Company. For greater clarity, the Executive acknowledges that discretionary bonus is not guaranteed and: (i) whether any discretionary bonus will be awarded, and if so, the amount awarded, are both fully discretionary to the Compensation Committee; and (ii) the award of any discretionary bonus in respect of any year does not in any manner entitle the Executive to receive a similar award, or any award, in any other year, nor does it entitle the Executive to claim any compensation in lieu of such award.

The Executive shall be awarded a bonus of CDN$50,000 upon (a) any new drug R&D program instituted by the Company; and (b) the grant of an IND by the U.S. FDA in connection with each drug development project, provided that such grant occurs on or before the Termination Date. Such sum shall be paid within 30 days of the triggering event.

The Executive shall be awarded an bonus of CDN$100,000 upon the grant of an NOA by the U.S. FDA in connection with each drug development project, provided that such grant occurs on or before the Termination Date. Such sum shall be paid within 30 days of the triggering event.

4.	Benefits and Allowances

The Executive shall be eligible to participate in the Company’s health insurance plan (in the event that the Company adopts any such plan) with individual and family coverage at the Company’s expense, subject to the terms of that plan as amended from time to time, on the same basis as the Company’s other senior executives. Or in the case the Company does not adopt a health insurance plan, the Executive shall be paid a health insurance allowance of CDN$1,000 per month, entitlement to which ceases on the Termination Date.

The Executive shall be entitled to participate in the Company’s profit sharing and retirement savings plans (in the event that the Company adopts any such plan(s)), subject to the terms of such plans as amended from time to time, on the same basis as the Company’s other senior executives. Entitlement to participation ceases on the Termination Date. The Executive shall be paid both a cell phone allowance of CDN$130 per month and an automobile and parking allowance of CDN$500 per month, entitlement to which ceases on the Termination Date.

5.	Expenses

The Company shall issue the Executive an American Express and any other appropriate corporate credit card(s) to be used by the Executive for all reasonable expenses properly incurred in the performance of his duties. The Executive will be reimbursed for all other reasonable out-of-pocket expenses properly incurred in the fulfillment of his duties as set out in this Agreement, including travel and entertainment, upon prior approval and presentation of that documentation as the Company may reasonably request and in accordance with the Company’s standard expense and reimbursement policies.

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SCHEDULE 3

FORM OF RELEASE AGREEMENT

GENERAL RELEASE

KNOW ALL MEN BY THESE PRESENTS:

THAT, JONATHAN GILBERT, (collectively “First Party”), for and in consideration of the sum of Ten ($10.00) Dollars and/or other valuable considerations, received from or on behalf of SCYTHIAN BIOSCIENCES, CORP., (collectively “Second Party”), the receipt whereof is hereby acknowledged.

(Wherever used herein the terms “First Party” and “Second Party” shall include singular and plural, heirs, legal representatives, and assigns of individuals, and the successors and assigns of corporations, wherever the context so admits or requires.)

With the exception of the matters identified below as expressly excluded from this General Release (collectively the “Excluded Matters”), First Party HEREBY remises, releases, acquits, satisfies, and forever discharges the said Second Party, of and from all other manner of action and actions, cause and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims and demands whatsoever, in law or in equity, which said First Party ever had, now has, or which any personal representative, successor, heir or assign of said First Party, hereafter can, shall or may have, against said Second Party, for, upon or by reason of any and all injuries and damages of any and every kind, to both person and property, and also any and all injuries and damages that may develop in the future, as a result of or in any way relating to First Parties employment with Second Party. This release shall expressly not include any claims by First Party against Second Party arising out of a breach of the employment agreement entered into First Party and Second Party. Nothing herein shall act to in any way release the rights of the First Party in connection with any vested securities that he owns in the Second Party or any affiliate thereof, as well as any earned or vested but otherwise unpaid compensation.

REMAINDER OF PAGE LEFT INTENTIONALLY BLANK

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IN WITNESS WHEREOF, I have hereunto set my hand and seal this_ day of June, 2017.

Signed, sealed and delivered in the

presence of:

Jonathan Gilbert

STATE OF FLORIDA

) ss:

COUNTY OF BROWARD

I HEREBY CERTIFY that on this day, before me, an officer duly authorized in the State aforesaid and in the County aforesaid to take acknowledgments, personally appeared Jonathan Gilbert to me known to be the person described herein, or who provided _____________________as identification, and who executed the foregoing instrument and he acknowledged before me that he executed the same.

WITNESS my hand and official seal in the County and State last aforesaid this ________day of ___________________, 2016.

My Commission Expires:

NOTARY PUBLIC, STATE OF FLORIDA

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